FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2010.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Differences between Projected and Actual Financial Results for First-Half FY2010 and Raises Full-Year FY2010 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: october 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 26, 2010 in Kyoto, Japan

Nidec Announces Differences between Projected and Actual Financial Results for First-Half FY2010 and Raises Full-Year FY2010 Guidance

Nidec Corporation (the “Company”)(NYSE: NJ) today announced differences between its financial forecast for the six months ended September 30, 2010 (announced on April 26, 2010) and the actual financial results released today. In this connection, the Company has also revised its financial forecast for the fiscal year ending March 31, 2011.

The details are as follows.

1. Differences between Projected and Actual Financial Results for Six Months Ended September 30, 2010 (U.S. GAAP)

From April 1, 2010 to September 30, 2010 (Millions of yen, except per share amounts and percentages)
	For the six months ended September 30, 2010				For the six months ended September 30, 2009
	Forecast (as of April 26, 2010)	Actual	Change
			Amount	%
Net sales	310,000	340,791	30,791	9.9	268,743
Operating income	45,000	51,522	6,522	14.5	28,321
Income from continuing operations before income taxes	43,000	41,293	(1,707)	(4.0)	22,474
Net income (attributable to the Company)	28,000	27,014	(986)	(3.5)	13,788
Earnings per share (attributable to the Company)	201.02	193.94	-	-	98.99

2. Revised Consolidated Financial Forecasts (U.S. GAAP) for the Year Ending March 31, 2011

From April 1, 2010 to March 31, 2011 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2011				For the year ended March 31, 2010
	Previous forecast (as of April 26, 2010)	Revised Forecast	Change
			Amount	%
Net sales	660,000	700,000	40,000	6.1	587,459
Operating income	100,000	100,000	-	-	78,342
Income from continuing operations before income taxes	95,000	95,000	-	-	75,002
Net income (attributable to the Company)	63,000	63,000	-	-	51,961
Earnings per share (attributable to the Company)	452.29	452.29	-	-	373.04

3. Factors behind the Differences between Projected and Actual Six Months Results and Reasons for Revising Full-year Forecast

The Company’s consolidated net sales and operating income for the six months ended September 30, 2010 increased in all product groups from the same period of the previous year to exceed the original guidance (announced on April 26, 2010), despite the customers’ inventory adjustments performed in certain areas of markets the Company serves. Income from continuing operations before income taxes and net income also increased significantly from the same period of the previous year, but fell short of the original guidance due to foreign exchange losses stemming from an accelerated appreciation of the yen.

In anticipation of new revenue contributions from Emerson’s Motors & Controls operations (which the Company completed acquiring on September 30, 2010), the Company now expects higher full-year sales and has revised upward its sales forecast for the year ending March 2011 to 700 billion yen.

The provided financial forecast assumes the exchange rates of 80 yen against the U.S. dollar and 105 yen against the euro for the second half of the fiscal year ending March 31, 2011. Yen exchange rates against Asian currencies have been set in relation to the exchange rates between the U.S. Dollar and the respective Asian currencies.

Disclaimer Regarding Forward-looking Statements

This press release material contains forward-looking statements including expectations, judgement, plans, and strategies. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, performance of affiliated companies, and other risks and uncertainties. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements are made.

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